FOR IMMEDIATE RELEASE

H PARTNERS COMMENTS ON SUBSTANTIAL WITHHOLD VOTES

AGAINST SEALY DIRECTORS AT ANNUAL MEETING

61 Percent of Sealy Non-Affiliated Shares Withheld Support
for Deborah Ellinger, James Johnston and Gary Morin

Stockholder’s Vote of “No Confidence” is a Mandate for Sealy
to Address Governance Deficiencies and Improve Performance

New York – April 24, 2012 – H Partners Management, LLC (“H Partners”), a beneficial owner of approximately 15.3 percent of Sealy Corporation’s (NYSE: ZZ) (“Sealy” or the “Company”) outstanding shares, commented today on the voting results with respect to Sealy’s director nominees at the Company’s Annual Meeting of Stockholders. As disclosed by Sealy, 61 percent of the shares voted at the meeting that were not owned by or affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) or a company insider withheld support for Deborah Ellinger, James Johnston and Gary Morin.

This result is in line with H Partners’ recommendation to replace three directors, and the recommendations of independent proxy advisory services ISS and Glass Lewis.

H Partners issued the following statement:

These voting results represent a decisive vote of “no confidence” for the incumbent Sealy directors. KKR engaged public investors in April 2006 when it sold 10 million shares in Sealy’s IPO at $16.00 per share and paid itself a dividend. Now, with the stock at $2.04 per share, Sealy and KKR prefer to ignore stockholders, ISS, and Glass Lewis. We are disappointed with both KKR and the “independent” directors who have overseen the destruction of $1.2 billion or almost 90% of shareholder value, approved excessive fees to KKR, and disregarded public stockholders.

With a CEO search underway and deteriorating financial performance, the Company is at a critical inflection point. The time has come for KKR and the board to provide equal rights and representation for all stockholders.

H Partners urges the board to address its governance defects by implementing the following recommendations:

•	Appoint an H Partners representative to the Sealy board, in line with H Partners’ ownership stake. This individual should serve on the Nominating & Corporate Governance Committee and the CEO Search Committee.
•	Replace three KKR-affiliated directors with truly independent directors to bring KKR’s representation in line with its ownership interest. These new directors should be recommended by non-KKR stockholders, and at least one of these directors should serve on the Nominating & Corporate Governance Committee.
•	Request the resignation of Dean Nelson, CEO of KKR Capstone, due to obvious conflicts of interest involved in having a provider of consulting services on the board.
•	Create a “Conflicts Committee” comprising three independent directors.

H Partners will not cease in its efforts to reform the governance and oversight of Sealy, and will continue to pursue all avenues to protect its investment.

H Partners is filing a Schedule 13D amendment with the Securities and Exchange Commission. The filing, which includes additional detailed information, will be available on the SEC’s website at www.sec.gov.

Contacts:

Meaghan Repko / Andrew Siegel

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449